UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
June 29, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: June 29, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

HARMONY – THE PREFERRED BIDDER FOR PAMODZI GOLD’S FREE STATE ASSETS
Johannesburg, 26 June 2009. Harmony Gold Mining Company Limited (“Harmony”) is pleased to announce that the provisional liquidators of Pamodzi Gold Free State (Proprietary) Limited (in liquidation) (“Pamodzi Free State”) have chosen Harmony as the preferred bidder of Pamodzi Free State’s assets (“Pamodzi Free State Assets”). The Pamodzi Free State Assets consist of President Steyn 1 and 2 shafts, Loraine 3 shaft, Freddies 7 shaft and Freddies 9 shaft, a metallurgical gold plant and a dormant tailings storage facility. The Pamodzi Free State Assets will be purchased free from all liabilities, save for all rehabilitation and environmental liabilities associated with the Pamodzi Free State Assets. Harmony’s acquisition strategy has been focused on acquiring long-life assets that offer higher grades and have potential synergies with its own assets.
A due diligence investigation has been completed. The outcome of the due diligence investigation indicates that the Pamodzi Free State Assets are a good fit with Harmony’s Free State assets for the following reasons:
•	the Pamodzi Free State Assets have the potential to generate recovered grades of approximately 5g/t in the medium term. This will enhance Harmony’s recovered grade in the Free State;
•	the Pamodzi Free State Assets have the potential, in the longer term, to add 150,000 higher quality ounces per year to Harmony’s production;
•	Loraine 3 shaft and Freddies 9 shaft respectively have an estimated life of mine in excess of 10 years;
•	Loraine 3 shaft (including Loraine 1 shaft) has similar geology to that of Harmony’s Target mine (“Target”);
•	Loraine 3 shaft and Target can be managed as one unit due to geological similarities and geographical proximity;
•	synergies exist between Freddies 7 shaft and Freddies 9 shaft and Harmony’s Tshepong Mine from an ore body and mining perspective;
•	Harmony’s Target metallurgical gold plant is 10 kilometers from the Loraine 3 shaft which will have cost benefits;
•	the President Steyn 2 shaft pillar can only be optimally extracted from Harmony’s West Mine shaft (currently on care and maintenance) and part of Bambanani mine;
•	Harmony’s management is very familiar with Pamodzi Free State’s ore bodies;
•	Pamodzi Free State’s dormant tailings storage facility can be cost effectively processed through Harmony’s Phoenix plant or through Harmony’s St Helena plant (when completed).
•	cash flow can be generated at an early stage from the President Steyn 2 shaft pillar, as well as from the demolition of Pamodzi Free State’s metallurgical gold plant
•	Harmony is familiar with the infrastructure challenges of the Pamodzi Free State Assets and will implement the same standards as those implemented in respect of its own assets to ensure the safety of its employees. Some capital expenditure will therefore be required to make the operations safe for employees and to optimize the ability to operate the Pamodzi Free State Assets;
•	by purchasing the Pamodzi Free State Assets, Harmony will be able to better control potential issues which may affect its own mines, such as fires, flooding and restricting illegal miners gaining access to Harmony’s shafts.
The acceptance of Harmony’s offer by the provisional liquidators is subject to the approval of the Industrial Development Corporation of South Africa and the relevant trade unions and the conclusion of definitive written sale agreements.
One of the essential conditions precedent to the transaction would be the conversion of Pamodzi Free State’s mining rights and the consent to the transfer thereof by the Minister of Minerals and Energy. Harmony, together with the provisional liquidators, has agreed to give this condition precedent their urgent attention.
“Strategically this transaction is a good fit for Harmony’s Free State assets. Harmony has excellent synergies that could be leveraged in respect of tailings disposal, plant processing and management and it would allow us to control potential issues that could influence our own mines”, Chief Executive Officer, Graham Briggs said.
This acquisition falls below the JSE categorisation thresholds and is for information purposes only.
end.
Issued by Harmony Gold Mining Company Limited
26 June 2009
For more details contact:
Graham Briggs
Chief Executive Officer
on +27(0)83 265 0274
or
Marian van der Walt
Executive: Corporate and Investor Relations
on +27(0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228
Sponsor
JP Morgan Equities Limite
Financial adviser to Harmony
Deutsche Securities SA
(Pty) Limited
Legal adviser to Harmony
Cliffe Dekker Hofmeyr Inc